UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-40106

4D pharma plc

(Translation of Registrant’s name into English)

5th Floor, 9 Bond Court

Leeds

LS1 2JZ

United Kingdom

Tel: +44 (0) 113 895 013

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Annual Report and Annual General Meeting

On May 25, 2022 4D pharma plc (the “Company”) posted the Annual Report for the year ended December 31, 2021 (the “Annual Report”) and the notice of the Company’s Annual General Meeting (“Notice of AGM”) to shareholders. The AGM will be held on Tuesday, June 28, 2022 at 9:00 am (British Summer Time) at the offices of Pinsent Masons LLP at 1 Park Row, Leeds, LS1 5AB.

Electronic copies of both the Annual Report and Notice of AGM can be found on the Company’s website at www.4dpharmaplc.com. Additionally, a copy of the Annual Report is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein and a copy of the Notice of AGM is attached as Exhibit 99.2 to this current report on Form 6-K and is incorporated by reference herein

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

4D pharma plc

Date: June 1, 2022	/s/ Duncan Peyton
Duncan Peyton
Chief Executive Officer

Exhibits

Exhibit No.	Description

99.1	Annual Report for the year ended December 31, 2021
99.2	Notice & Access Form for Annual General Meeting of Shareholders on June 28, 2022